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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                       Palomar Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   697529-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Adam D. Eilenberg
                    Ehrenreich Eilenberg Krause & Zivian LLP
                         11 East 44th Street, 17th Floor
                              New York, N.Y. 10017
                                 (212) 986-9700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 24, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.   697529-10-5                13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                             The Rockside Foundation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            2,823,600
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             4,621,100
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             2,823,600
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       4,621,100


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    4,621,100
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                      6.47%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  697529-10-5                13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                        Mark T. Smith
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,791,500
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             4,621,100
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,791,500
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       4,621,100


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    4,621,100
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                      6.47%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     697529-10-5              13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                         Logg Investment Research, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            6,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             4,621,100
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             6,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       4,621,100


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    4,621,100
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                      6.47%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

     This statement relates to the Common Stock, $.01 par value, of Palomar Medical Technologies, Inc. (the "Issuer"), which has its principal executive office at 45 Hartwell Avenue, Lexington, MA 02173.


Item 2.  Identity and Background

     The Reporting Persons are The Rockside Foundation, an Ohio not-for-profit corporation ("Rockside"), Mark T. Smith ("Smith") and Logg Investment Research, Inc., a Nevada corporation involved in investment management ("Logg"). The address for Rockside is 524 North Avenue, New Rochelle, NY 10801. The address for Mr. Smith is 7670 First Place, Oakwood, OH 44146. The address for Logg Investment Research, Inc. is P.O. Box 4985, Stateline, NV 89449. Mr. Smith is one of three trustees of Rockside. Each of the Reporting Persons is a private investor. During the last five years, none of the Reporting Persons have been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Smith is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement") between the Issuer, Rockside and Smith, on July 24, 1998 (the "Closing"), Rockside and Smith collectively acquired 3,000,000 shares of Common Stock of the Issuer and 3,000,000 Warrants (each a "Warrant" and collectively the "Warrants") to purchase an equivalent number of shares of Common Stock, for a price of $1.00 for each share of Common Stock and Warrant (an aggregate of $3,000,000). Rockside purchased 1,800,000 shares of Common Stock and Warrants and Smith purchased 1,200,000 shares of Common Stock and Warrants. The source of funds was personal. The Warrants are not exercisable for a period of 6 months from the July 24, 1998 closing, and therefore the shares of Common Stock issuable upon the exercise thereof are not reported herein as being beneficially owned by the Reporting Persons.

     Prior to the Closing, Rockside and Smith, together with Logg, their investment advisor with respect to their investment in the Issuer's securities, had made open market purchases of the Issuer's Common Stock for a period of several months at prices ranging from $.75 to $1.75 per share. Immediately prior to the Closing, the aggregate holdings of the Reporting Persons were 1,621,100 shares of Common Stock. The source of funds for such purchases was personal.

Item 4.  Purpose of Transaction

     The Reporting Persons acquired the shares of Common Stock and Warrants for investment purposes. Although they have no current intention to do so, depending on market conditions and other factors, the Reporting Persons may acquire additional shares, or sell all or a portion of their shares of Common Stock or Warrants. The Reporting Persons have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of
Item 4.

Item 5.  Interest in Securities of the Issuer

     See Items 7 through 13 of the Schedule 13D cover page.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Rockside and Smith entered into the Securities Purchase Agreement with the Issuer with respect to the issuance of 3,000,000 shares of Common Stock and the Warrants, and the registration of their resale of such shares as well as shares of Common Stock issuable upon exercise of the Warrants. Each of the Reporting Persons makes its own investment decisions and exercises voting power with respect to the Issuer's securities, but is aware of the others' decisions and actions. Rockside and Smith receive investment advice with respect to the Issuer's securities from Logg.


Item 7.  Material to be Filed as Exhibits

     None

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 3, 1998

                                           THE ROCKSIDE FOUNDATION

                                           By: /s/ John B. Haley
                                              ----------------------------------
                                               Name:  John B. Haley
                                               Title: President


                                               /s/ Mark T. Smith
                                              ----------------------------------
                                                   Mark T. Smith


                                           LOGG INVESTMENT RESEARCH, INC.

                                           By: /s/ Thomas O'Brien
                                              ----------------------------------
                                               Name:  Thomas  O'Brien
                                               Title: President





(120496DTI)